Via EDGAR Submission

November 8, 2023

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 3 to Draft Registration Statement on Form S-4

Submitted October 25, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

Pursuant to our discussion with Mr. Volley on November 2, 2023, Marblegate Capital Corporation, a Delaware corporation (the “Company”), is respectfully filing as correspondence under the heading “Prior Supplemental Information” below the supplemental qualitative and quantitative data previously provided to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the application of ASC 946 for DePalma II in response to Comment 40 pursuant to Amendment No. 2 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 11, 2023 (the “Amended Registration Statement”). Additionally, under the heading “Additional Supplemental Information” below, the Company is filing as correspondence certain additional information discussed on its call with the Staff on November 2, 2023.

Prior Supplemental Information

Pursuant to the AICPA Audit and Accounting Guide for Investment Companies Section 1.07, “Entities that are not regulated under the 1940 Act are required to meet certain fundamental characteristics to be considered investment companies and are also required to be assessed for other typical characteristics of investment companies. An entity’s purpose and design should be considered when conducting the assessment. An entity that does not have the fundamental characteristics is not an investment company. However, failing to meet one or more of the typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, judgment should be applied and a determination made, considering all facts and circumstances, on whether the entity’s activities are consistent (or are not consistent) with those of an investment company.” Furthermore, in pursuant to Section 1.10, “If an entity believes it is an investment company under FASB ASC 946 the entity’s design, business purpose, and how it holds itself out to investors should be consistent with those of an investment company.”

DePalma II is structured similar to a nonregistered investment partnership, as defined within the AICPA Audit and Accounting Guide for Investment Companies, in which it is capitalized and owned by a group of six different limited partnerships (the “Funds”), which are each further capitalized by multiple investors. DePalma II’s design, business purpose and how it has held and holds itself out to investors has not changed since formation. DePalma II’s purpose is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including but not limited to, taxi medallions as communicated to investors within their Limited Partnership Agreements and Confidential Offering Memoranda. DePalma II has and will seek to realize its return objectives by maintaining a focus on capital preservation, while seeking a combination of current investment income and capital appreciation. DePalma II has historically acquired taxi medallions upon loan foreclosures or purchases at a discount. To date, DePalma II has purchased 361 of its total owned taxi medallions. DePalma II’s exit strategy for its taxi medallion investments includes an eventual disposition of such assets to realize capital gains on behalf of its Members.

When evaluating DePalma II’s leasing activity and how it was determined that activity would not preclude the entity from qualifying as an investment company for purposes of ASC 946, a qualitative and quantitative assessment was performed. The taxi medallion industry, particularly in New York City, was and is a dislocated industry that was further impacted by the COVID-19 pandemic. During the COVID-19 pandemic, DePalma II was unable to sell taxi medallions for capital appreciation. In order to begin to monetize its taxi medallions for capital appreciation, the Company explored and commenced activities to deploy DePalma II’s owned taxi medallions through Septuagint via leasing arrangements. DePalma II’s arrangement with Septuagint was not formed to jointly develop, product, market, or provide taxi fleet operating services but rather for the primary purpose of protecting the value of the original investment in taxi medallions and generating capital appreciation. NYC taxi medallion prices increased at the end of 2022 and the Company is actively canvassing the market for opportunities to sell DePalma II’s taxi medallions for capital appreciation. DePalma II believes that further organization of the industry, including implementing programs like the MRP+, will enable DePalma II to continue to realize capital gains on its investments when deemed to be in the best interests of its Members.

When evaluating the quantitative aspects of DePalma II’s leasing activities and as illustrated by the table below, the number of leased medallions as a percentage of total medallions owned was not deemed to be significant. The table below summarizes total leased taxi medallions as compared to DePalma II’s total owned taxi medallions:

	December 31, 2021	December 31, 2022	March 31, 2023	June 30, 2023
# of Leased Medallions	127	142	150	169
# of Total DPII Owned Medallions	1,114	1,209	1,349	1,526

Leased Medallion Assets as % of DPII Total Owned Medallion	11.4%	11.7%	11.1%	11.1%
Total Fair Value of Leased Medallions	$21,590,000	$24,850,000	$26,250,000	$29,575,000
Total Fair Value of DPII Owned Medallions	$171,170,900	$189,271,200	$213,771,200	$248,313,050

Total Fair Value of Leased Medallions as % of Total Fair Value of DPII Owned Medallions	12.6%	13.1%	12.3%	11.9%
Total Fair Value of Leased Medallions	$21,590,000	$24,850,000	$26,250,000	$29,575,000
Total DPII Assets	$175,252,247	$193,254,130	$217,798,960	$253,102,623

Total Fair Value of Leased Medallions as % of DPII Total Assets	12.3%	12.9%	12.1%	11.7%

Based on the information noted above, in addition to the Company’s response to Comment 40 pursuant to Amendment No. 2 to the Company’s Registration Statement on Form S-4 with the Commission, DePalma II believes it should be treated as an investment company under FASB ASC 946 for financial statement purposes based on the entity’s design, business purpose and how it holds itself out to investors, which we believe to be consistent with those of an investment company. Paragraph 1 of FASB ASC 946-10-25 states that an initial determination of whether an entity is an investment company should be made upon formation of the entity; afterwards, an entity should reassess whether it is or is not an investment company only if there is a subsequent change in the purpose and design of the entity or if the entity is no longer regulated under the 1940 Act. DePalma II will continue to reassess its status as an investment company under ASC 946 if the purpose and design of the entity changes.

Additional Supplemental Information

As previously discussed in the Company’s response to Comment 40 pursuant to the Amended Registration Statement, DePalma II possesses the following fundamental characteristics in accordance with ASC 946-10-15-6:

a.

DePalma II’s investment activities are managed by its Investment Manager, Marblegate Asset Management, LLC (“MAM”). The Investment Manager’s mandate for each of the funds it manages is to deliver risk-adjusted returns to their investors through capital appreciation and investment income, including in the case of DePalma I and DePalma II, through opportunistic investments in taxi medallions and the taxi industry.

b.

Neither DePalma II, nor its affiliates, is designed to obtain benefits from an investment that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Further, DePalma II also possesses the following typical characteristics in accordance with ASC 946-10-15-7:

a.	DePalma II has more than one investment that includes an interest in its wholly owned and consolidated Mini-LLCs that hold two taxi medallions each and its joint venture, Septuagint.

b.	DePalma II is capitalized and owned by more than one investor as noted above.

c.

DePalma II has six separate Funds investing in it, which collectively own 100% of each entity, respectively. There is no material common ownership among the six Marblegate Funds that own DePalma II. While each Fund shares the Marblegate name, the only relationship between these entities is that they share the same Investment Manager, MAM. Further, there are multiple investors within each of these Funds that are the ultimate indirect owners of DePalma II.

d.	DePalma II is organized as a limited liability company and the ownership interests are in the form of equity units.

e.

Performance of investments is evaluated by DePalma II and its respective Funds on a fair value basis. Additionally, while management fees are not charged to DePalma II, both management fees and incentive allocations are charged by the Funds, and those fees are based on the fair value of assets held by the Funds. As of June 30, 2023, approximately 98% of DePalma II’s assets are investments in medallions reported at fair value.

DePalma II’s management further clarifies for the Staff that the taxi medallion industry was a dislocated industry prior to COVID-19 that was further impacted by the COVID-19 pandemic. DePalma II’s Investment Manager, MAM, determined that organization of the industry, including implementing programs like the MRP+, was needed to stabilize the taxi medallion market, which took longer than originally anticipated. During this period, DePalma II wasn’t able to sell taxi medallions for capital appreciation and, as a result, the Investment Manager determined that DePalma II should commenced activities to deploy its owned taxi medallions through Septuagint via assignable leases with an initial term of two years. For the periods presented, the Investment Manager continued to assess the medallion market to determine whether the held or leased medallions were able to be sold (inclusive of a lease assignment) for capital appreciation.. In early 2021, the City of New York announced the MRP+ program in order to assist economically distressed individual taxicab medallion owners. NYC’s financial support of the MRP+ program evidenced the critical nature of taxicabs as a key transportation modality in the City of New York. As a result, NYC taxi medallion prices increased at the end of 2022 and DePalma II is actively pursuing to sell its taxi medallions for capital appreciation.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP